UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2026

Commission File Number: 000-55539

DUNE OIL CORP.

(FORMERLY TRILLION ENERGY INTERNATIONAL INC.)

Suite 700, 838 W. Hastings Street, Vancouver, BC V6C 0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note

Dune Oil Corp. (the “Company”) is furnishing this Form 6-K to provide its consolidated interim financial statements for the six months ended June 30, 2026, and 2025 and Management Discussion and Analysis related thereto as filed in the SEDAR filing system.

Exhibits:

99.1	CONSOLIDATED INTERIM FINANCIAL STATEMENTs FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

99.2	MANAGEMENT DISCUSSION AND ANALYSIS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNE OIL CORP.
(Registrant)

Date: August 31, 2026	By:	/s/ David Thompson
David Thompson
Chief Financial Officer